Healthcare Merger Corp.

623 Fifth Avenue, 14th Floor

New York, NY 10022

VIA EDGAR

October 14, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Re:	Healthcare Merger Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 9, 2020
File No. 333-248097

Dear Mr. Gabor:

Healthcare Merger Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 13, 2020, regarding Amendment No. 2 to the Registration Statement on Form S-4 submitted to the Commission on October 9, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Captions and page references herein correspond to those set forth in Amendment No. 3. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Certain United States Federal Income Tax Consequences, page 139

1.	We note that you have filed “short-form” tax opinions as Exhibits 8.1 and 8.2. Please revise the disclosure in this section to clearly state that the tax disclosure is the opinion of counsel and identify the counsel rendering each opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that it has revised the disclosure in response to the Staff’s comment. See pages 139 and 144 of Amendment No. 3.

Mr. Jeffrey Gabor

October 14, 2020

Exhibits

2.	Please have your legal counsel revise the legality opinion filed as Exhibit 5.1 to opine on the legality of all the shares being registered. In this regard, we note that the amount shares listed in the opinion and the amount of such shares to be registered on this registration statement differ.

Response: The Company respectfully advises the Staff that it has filed a revised legality opinion as Exhibit 5.1 to Amendment No. 3 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steven J. Shulman

Steven J. Shulman, Chief Executive Officer
Healthcare Merger Corp.

cc: Benjamin S. Reichel, Esq.